INVEST IN **GILGAL GENERAL, INC.**

Building the next great American electronic trading exchange marketplace-NASDAQ

PITCH VIDEO INVESTOR PANEL



ELECTRONIC TRADING SYSTEM
5YR FIXED ANNUITY CONTRACT
BID
ASK
Qty.
Price
Price
Qty.
150
10
140
45
130
20 10
25
120
30
110
15
100
New Order Instructions
Security Description = FAC5
Buy
Price = Market
Quantity = 10
Order Type = Day

gilgalgeneral.com New York NY

Software Technology Fin Tech Marketplace Insurance

OVERVIEW UPDATES WHAT PEOPLE SAY 7 ASK A QUESTION 3

Highlights

1. Invest in the first global annuity contracts electronic trading exchange - NASDAQ for annuities.
2. $225B annual annuity sales per year. Market that is ripe for technological innovation & disruption.
3. 8 US insurance companies have already agreed to be part of the electronic trading exchange platform
4. 4 year contract agreement/partnership with ICE - InterContinental Exchange for market data share.
5. Buy & sell exchange-traded annuity contracts: NO commissions, NO surrender charges.
6. Founder brings 21 years of deep Wall Street trading background at Deutsche Bank, UBS, BofA, RBC.
7. Founding team worked together in bond trading at RBC Capital Markets for 5.5 years.
8. Big market: $2.13T US annuity contracts outstanding. PLUS $20B in annual US pension annuity sales.

Our Team



Alexander Ampontuah Founder/CEO

22 years of Wall Street bond trading and risk management experience in New York specializing in agency government bonds, credit derivatives trading at Bank of America, UBS, Deutsche Bank, RBC. Former founder of Gilgal Global Capital Advisers, LP.

10k people retire each day. They have their retirement assets in market-exposed 401k plans. They need a vehicle to convert portions of their retirement savings to guaranteed retirement income. Annuities can solve this. But annuities cost anywhere between 5-10% in commissions/principal. We are creating an exchange traded annuities. Commission-free.



Bo Qian Software Engineer

18 years of capital markets technology experience trading, market risk & credit risk technology. System design & software development solutions for enterprises - distributed, desktop and web applications. Previously at RBC, Deutsche Bank, Amherst.



Cenray Gangadharan Software Engineer

16 years of capital markets technology experience trading, market risk & credit risk technology. System design & software development solutions for enterprises - distributed, desktop and web applications. Previously at RBC, Citigroup, Nomura

SEE MORE

Pitch

Gilgal General is building the world first annuity contracts trading exchange marketplace - an electronic trading exchange (like NASDAQ). A first to market. A trading exchange platform that will unite buyers & sellers of annuity contracts (insurance companies & retirees) in 1 central trading marketplace. We are working to make annuity contracts market-traded contracts & eliminate commission fees for retirees.



GILGAL EXCHANGE
GILGAL GENERAL
WE ARE
…building a leading global operator of regulated exchanges, clearing houses and listings venues, and a leading provider of data services for annuity markets around the world and across retirement asset classes.
WE OPERATE
…regulated exchange trading marketplace for trading and clearing the most diverse range of insurer annuity contracts and other insurer retirement annuity products, alongside the investment advisory and capital markets and data that support them.
WE OFFER
…a leading edge trading technology platform and end-to-end market data services to support the trading, investment, risk management and connectivity needs across virtually all the insurer annuity asset classes.

THE PROBLEM

Annuity contracts are sold manually by brokers & investment advisers to retirees on behalf of insurance companies. Retirees buy annuities and pay large commission fees (5-10% commissions) to the brokers & investment advisers, who are hired by insurance companies.



ANNUITIES HELP RETIREES…BUT ANNUITIES ARE COSTLY
GILGAL GENERAL
Imagine buying an annuity contract from an insurance company and the very next day, the contract value declines by 7-10%. And you must wait 7-10 years before the contract value creeps back to par or you will lose the 7-10% of the contract value if you leave before the 7-10 year surrender period.
Misaligned incentive structure because annuities are SOLD to retirees not bought by retirees
Contract Value
Surrender Charge
$100
$99
$98
$97
$96
$95
$94
$93
$92
1
2
3
4
5
6
7
8
Surrender Period/Years

THE SOLUTION

We are building an electronic trading exchange/marketplace that will give retirees & investors the ability to purchase annuity contracts directly from a trading exchange without paying commission fees to brokers & investment advisers.



THE SOLUTION…EXCHANGE CLEARINGHOUSE
GILGAL GENERAL
Create a Member-Owned Market Exchange:
Standardized the annuity contract among member-insurers (ISDA-like)
With capital requirements and equity buy-in for member-insurers
Annuity contract is centrally cleared – insurance companies post margin and face daily variation margin – minimizing mutualization of loss
Insurer 1
Insurer 2
Insurer 3
Insurer 4
Insurer 5
Insurer 6
Insurer 7
Insurer 8
Insurer
Insurer 10
THE CLEARING HOUSE
Monitors and processes every trade, limiting counterparty credit risk among insurers and mitigating the risk of member-insurer default. It acts as the neutral counterparty between every buyer (retiree) and seller (insurer).

A New ETFs For Retirees

Exchange traded annuity contracts will trade the same way as current ETFs on on the New York Stock Exchange (NYSE) such as BlackRock iShares ETFs or State Street Spiders ETFs where retirees & investors can purchase commission-free annuity contracts from an electronic trading exchange/marketplace commission-free.



EXCHANGE TRADED ANNUITIES
GILGAL GENERAL
Picking You Up Where BlackRock iShares Dropped You Off
$1,000,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$50,000
Retirement Savings – 401k, IRAs
Investor seeks growth market risk exposure
BlackRock iShares
Accumulation Phase
Investor seeks income assurance & de-risk market exposure
Gilgal General Breads
De-Accumulation Phase
Retirement
25
30
35
45
55
65
70
75
85
95
100
Age

PRODUCT

We have been building the exchange trading platform in concert with insurer partners to bring annuities directly to a market trading exchange, bypassing brokers and investment advisers without retirees paying commission fees.



GILGAL TRADING PLATFORM
GILGAL GENERAL
Retirement Platforms
Insurance Companies
Trading Platform
Employees & Retirees Trading Applications



INSURER PARTNERS
GILGAL GENERAL

Why Invest In Gilgal General

We are building an electronic trading exchange/marketplace that will help retirees and investors transfer portions of retirement savings (401k, IRAs) to insurance companies in exchange for guaranteed retirement income. This will save retirees money, provide retirees secured income & a peace of mind during their retirement years.

VALUE PROPOSITION

GILGAL GENERAL

	Annuities	Exchange-Trade Annuities	ETFs
Diversified			✓
Traded on Exchange		✓	✓
Intra-Day Pricing		✓	✓
Intra-Day Trading		✓	✓
Management Fee			✓
Commission Fee	✓		
Surrender Charges	✓		
Surrender Periods	✓		
Investment Minimums	✓		
Transaction Execution Time	2 Weeks	Seconds	Seconds
Processing	Manual Paperwork	Electronic	Electronic

VALUE PROPOSITION

GILGAL GENERAL

Employees, Retirees & Investors

- Buy annuities in seconds, not weeks
- No commission fees
- No surrender charges
- No surrender period
- No investment minimums
- Eliminate single insurer default risk
- Market-based competitive bidding
- Portable - seamless portability from workplace to workplace

Insurance Companies

- Revenue-sharing economics
- Opens up access to new customers domestic & int'l
- Operational efficiency – operational cost savings
- Radically reduced cost of distribution
- Contract is centrally-cleared
- Regulatory capital-efficient
- Capital requirements and equity buy-in for insurers

Employers & Pension Plans

- Eliminate fiduciary liability risk
- Revenue-sharing economics
- Portable - seamless portability from workplace to workplace
- Complimentary & unique exchange-traded retirement income product on workplace retirement providers plan menus
- Remove workplace employees inertia adopting annuities

Record Keepers, Brokerages & Banks

- Revenue-sharing economics
- Complimentary & unique exchange-traded retirement income product on workplace retirement providers plan menus

How It Works – Trade Execution

Gilgal General is making it simple.

1) Select the annuity contract type straight from your brokerage account or workplace retirement platform, 2) analyze current market quotes, 3) submit order, 4) contract order executed in seconds (not weeks like now).

SOLUTION INFRASTRUCTURE

GILGAL GENERAL

Record Keepers, Brokerages, Banks, Retirement Plan

Insurers

Trade & Market-Making Execution Platform For Insurers

Clearing/Settlement

Insurers Originate Exchange-Traded Annuities Contracts In Gilgal General Standardized Format


Platforms
GILGAL GENERAL
Workplace Employee Executes A Buy Order in Gilgal General's Exchange Traded Annuity, Breads
Vanguard
E*TRADE
Swift network
Order Routed to Gilgal Exchange (buy/sell)
Insurer BookViewer
Insurers Market-Making Applications
Insurers Submit Bids
BIC Address
Trade Match Engine
Exchange
Trade Settlement
Clearing House
Gilgal General Clearing
Risk Management
Contract Origination
Insurers Provide Bid & Post Margin.
Trade Confirms Back To Employee Workplace Record Keeper, Brokerage
Custody
Margin Calculation
Swift network
Invest Margin in Triparty Repo

Revenue Model

With this traction of member-insurer firms to launch the exchange, we are projecting ARR (annual recurring revenue) of $79.5M by 2024-2025 fiscal year (Disclaimer: Projections are not guaranteed).


ANNUITY CONTRACT = SWAP CONTRACT
GILGAL GENERAL
1 Unique Investment Opportunity
2 Attractively Priced Liabilities
3 Efficient & Scalable Structure
4 Attractive ROE With Strong Earnings Growth Potential
Investment Margin of 2.77%
1 473 bps
2 196 bps
2 96 bps
3 44 bps
4 137 bps
Attractive Operating ROE ex AOCI
Net Investment Returns
Cost of Crediting as % of Account Value
Other Liability Costs
Operating and Other Expenses
Operating Earnings
Illustrative Fixed Annuity Contract Economics


REVENUE MODEL
GILGAL GENERAL
We Have A Take Rate Of 12-25% On All Transactions Economics From Insurers
$48.4 Billion
1.37%
$79.5 Million
Share of Market
Convert 20% of the target annual annuity sales market to the Electronic Exchange
Average Operating Margin On Fixed & Fixed Index Annuities
Revenue
Projected by FY2024-2025
Other Revenue Stream:
Exchange - Insurers Membership Fees
Clearing House - Clearing fees
Custody Fees
Fees Per Trade/Execution Fees
Repository/Market Data Fees (API)
Settlement fees
Tri-party repo fees
Disclaimer: these projections cannot be guaranteed

The Market

Massive opportunity set. Nearly $2.13T current annuity contracts outstanding. $225B annual sales (despite decade long low interest rates environment). Get the technology execution right, provide the right incentive mechanisms to our insurer partners & retirement platform providers and we are off to the races.


US ANNUITY MARKET SALES
GILGAL GENERAL
Stable & Consistent Annuity Sales Over The Years – Despite The Lower For Longer Rates Environment
300
Variable Annuities
Fixed Annuities
Total Annuity Sales


250
200
150
100
50
0
133
103
236
105
117
222
98
105
204
100
134
234
102
140
242
2015
2016
2017
2018
2019

US Total Annuity Annual Sales ($ Billions)


PENSION ANNUITY RISK TRANSFER MARKET
GILGAL GENERAL
Pension Risk Transfer Premiums Written ($Billion)
21.8
5.7
17.8
12.2
Annuity Buy-Out
Annuity Buy-In
2018
2019
Insurers in the PRT marketplace
Athene
AIG
CUNA
Great American,
Legal & General
MassMutual
MetLife
Minnesota Life
Mutual of America
Mutual of Omaha
New York Life
OneAmerica,
Pacific Life
Principal Financial
Prudential
Western & Southern
Transaction Count
240
290
198
308
Annuity Buy-Out
Annuity Buy-In
2018
2019
PENSION RISK TRANSFER
INSURER
One-time payment
Annuity Buy-Out
PENSION PLAN
MONTHLY PAYMENTS
RETIREES
One-time payment
INSURER
Annuity Buy-In

Join Us On Our Journey

We are very passionate about solving the pending US retirement income gap/problem. 10k people retire each day alone in America. People are living longer due to advancements in medicines. We are problem solvers. Our team previously worked together for over 5.5 years at RBC Capital Markets fixed income trading floor. We are a group of independent thinkers who share a commitment to excellence. We strive to unlock answers to the most complex questions. We are driven by a tireless pursuit to understand how world markets work. We are building cutting-edge technologies to validate and execute problems. We are committed to building a great company that will truly make a difference in retirees lives during their retirement years.

We look forward to having you on Team Gilgal General!